UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Destination Maternity Corporation
(Name of Issuer)

Comon Stock, Par Value $.01
(Title of Class of Securities)

25065D100
(CUSIP Number)

January 5, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

* This filing amends the Form 13G dated June 2, 2008 with respect to the Common Stock of Mothers Work, Inc. (CUSIP Number 619903107).  Effective December 8, 2008, Mothers Work, Inc (the “Company”) changed its corporate name from “Mothers Work, Inc.” to “Destination Maternity Corporation.”  The name change was effected pursuant to Section 253 of the Delaware General Corporation Law by merging a wholly-owned subsidiary of the registrant with and into the Company.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25065D100
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         MFP Investors LLC - 22-3608480
         667 Madison Ave, 25th Floor
         New York, NY 10065

         Michael F. Price
         667 Madison Ave, 25th Floor
         New York, NY 10065

         Michael F. Price is the controlling person of MFP Investors LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☒ (b)
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power
6. Shared Voting Power 327,300
7. Sole Dispositive Power
8. Shared Dispositive Power 327,300
9. Aggregate Amount Beneficially Owned by Each Reporting Person 327,300
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 5.38%
12. Type of Reporting Person (See Instructions)
OO

CUSIP No. 25065D100
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
MFP Partners, L.P. - 22-3608482 c/o MFP Investors LLC 667 Madison Ave, 25th Floor New York, NY 10065
2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☒ (b)
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.Sole Voting Power
	6.Shared Voting Power	327,300
	7.Sole Dispositive Power
	8.Shared Dispositive Power	327,300
9. Aggregate Amount Beneficially Owned by Each Reporting Person 327,300
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 5.38%
12. Type of Reporting Person (See Instructions)
PN

CUSIP No. 25065D100

Item 1.
(a)	Name of Issuer

Destination Maternity Corporation (formerly Mother’s Work, Inc.)

(b)	Address of Issuer's Principal Executive Offices

456 North 5th Street
Philadelphia, PA 19123

Item 2.
(a)	Name of Person Filing

MFP Investors LLC
MFP Partners, L.P.

(b)	Address of Principal Business Office or, if none, Residence

667 Madison Ave, 25th Floor
New York, NY 10065

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Stock, par value $.01 per share

(e)	CUSIP Number

25065D100

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

As the investment advisor to several clients, MFP Investors LLC is deemed to own 327,300 shares (5.38%) of the common stock of the issuer.  MFP Partners, L.P. (a client of MFP Investors LLC) has the shared power to vote 327,300 shares (5.38%) of the common stock of the issuer.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

MFP Investors LLC manages investments for several clients, including MFP Partners, L.P. which owns more than 5% of the common stock of the issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

.	Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

CUSIP No. 25065D100

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2009
Date

MFP Investors LLC

Signature
Name: Michael F. Price
Title: Managing Member

MICHAEL F. PRICE

Signature
Name: Michael F. Price

MFP Partners, L.P.

Signature
Name: Michael F. Price
Title: Managing Partner

CUSIP No. 25065D100

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the stock of Mothers Work, Inc., and that this Joint Filing Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 9th day of January, 2009.

MFP Investors LLC

Signature
Name: Michael F. Price
Title: Managing Member

MICHAEL F. PRICE

Signature
Name: Michael F. Price

MFP Partners, L.P.

Signature
Name: Michael F. Price
Title: Managing Partner